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January 12, 2012	Marian G. Fowler
T +1 202 508 4858
F +1 202 383 9333
marian.fowler@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Chad D. Eskildsen and Stephen Sadoski

Re:          PNC Funds (Registration Nos. 811-04416 and 33-00488)

Responses to Comments on Form N-CSR

Dear Messrs. Eskildsen and Sadoski,

I am writing on behalf of PNC Funds to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to PNC Funds’ shareholder reports on Form N-CSR for the year ended May 31, 2011.  You communicated these comments to me via telephone on December 13, 2011.  The Staff’s comments and PNC Funds’ responses are set forth below.

A.            Comments Specific to PNC Funds’ Shareholder Reports on Form N-CSR

1.             Comment:  The PNC Equity Funds annual shareholder report for the year ended May 31, 2011 (the “Equity Funds Shareholder Report”) indicates that 30.6% of PNC Large Cap Growth Fund’s portfolio as of May 31, 2011 was held in the Information Technology sector.  The Equity Funds Shareholder Report also indicates that 27.3% of PNC Mid Cap Value Fund’s portfolio as of May 31, 2011 was held in the Financials sector.  Please explain why these sector investments are not expressly discussed in the Principal Investment Strategies and Principal Risks sections of the Funds’ prospectuses.

Response:  The above-referenced sector investments of PNC Large Cap Growth Fund’s and PNC Mid Cap Value Fund’s portfolios as of May 31, 2011 are not expressly discussed in the Principal Investment Strategies and Principal Risks sections for each fund in the PNC Equity Funds’ prospectus because the concentration of investments in securities of issuers in a particular sector is not a principal investment strategy of these Funds.

In accordance with its principal investment strategy, the PNC Mid Cap Value Fund intends to purchase companies at a discount to intrinsic value with a margin of safety, utilizing a discounted cash flow methodology.  If PNC Capital Advisors, LLC (the “Adviser”) believes such investments may be found in a particular sector at a point in time, then the Fund, at the Adviser’s discretion, allocates investments to that particular sector during that point in time, subject to the Fund’s investment restrictions and limitations.

In accordance with its principal investment strategy, the PNC Large Cap Growth Fund employs a philosophy combining disciplined portfolio construction with flexible security selection.  If the Adviser believes such investments may be found in a particular sector at a point in time, then the Fund, at the Adviser’s discretion, allocates investments to that particular sector during that point in time, subject to the Fund’s investment restrictions and limitations.

2.             Comment:  The Schedule of Investments section of the Equity Funds Shareholder Report indicates that PNC Multi-Factor Small Cap Value Fund invested in Ares Capital.  Given that Ares Capital is a business development company, please confirm that the Fund’s investments in Ares Capital are being monitored for potential inclusion in the acquired fund fees and expenses caption of the Fund’s Annual Fund Operating Expenses table in the Fund’s prospectus.

Response:    The Fund liquidated its investment position in Ares Capital in October of 2011.  In connection with this comment, management of the Fund has reviewed and enhanced the Fund’s procedures for reviewing its portfolio for investments in (i) investment companies and (ii) companies that would be investment companies but for Sections 3(c)(1) and 3(c)(7) in the Investment Company Act of 1940, and the Fund confirms that it will disclose in its next annual update any of the expenses associated with such investments, including those associated with its investment in Ares Capital, as required by Form N-1A.

3.             Comment: The PNC Fixed Income Funds annual shareholder report for the year ended May 31, 2011 does not indicate that the PNC Bond Funds have used derivative instruments during the period.  The Principal Investment Strategies and Principal Risks sections in the prospectus covering certain of the PNC Bond Funds discuss derivatives investments.  In light of the guidance provided in the Commission’s Letter to the Investment Company Institute dated July 30, 2010 (“Letter”), please confirm that the prospectus disclosures remain accurate for those Funds.

Response:  Certain of the PNC Bond Funds’ principal investment strategies provide that the Fund “may use derivatives as a substitute for taking a position in an underlying asset, to increase returns, to manage risk or as part of a hedging strategy.  Derivative instruments include, but are not limited to, options, swaps, futures and options on futures.” (emphasis added).  PNC Funds has considered the degree of exposure that these Funds are expected to have to derivatives strategies in the future and believes that the disclosures relating to derivatives instruments in the Principal Investment Strategies and Principal Risks sections remain appropriate at this time, including in light of the guidance provided in the Letter.

B.                                    Comments Relating to the use of a Third-Party Pricing Vendor with respect to the Valuation of Level 2 Securities

1.             Comment: If PNC Funds utilizes a third-party pricing vendor to provide estimates for valuation, or to supply information relating to valuation with respect to Level 2 securities, please indicate whether PNC Funds obtains an independent auditor’s report or a SAS 70 report from the third-party pricing vendor, and whether the report covers the entity’s controls over the valuation of Level 2 securities.

Response:  PNC Funds utilizes third-party pricing vendors (“Pricing Vendors”) to aid in the determination of the valuation of all portfolio securities, including Level 2 securities.  PNC Funds obtains a periodic report on controls at a service organization (“SSAE 16 report”) from the primary Pricing Vendor (the “Primary Vendor”). A Primary Vendor is a vendor used by PNC Funds in respect of a particular type of investment, unless prices are unavailable or unreliable from such vendor.  The SSAE 16 report describes the Primary Vendor’s controls over the valuation process generally and does not explicitly address leveling designations.

2.             Comment: Please indicate whether PNC Funds, or its management, performs any due diligence with respect to the third-party pricing vendor, or whether the third-party pricing vendor presents information to management or the Board of Trustees of PNC Funds regarding the vendor’s policies, procedures, or controls as they relate to Level 2 securities.  If due diligence is performed with respect to the third-party pricing vendor, how often does this due diligence occur and does it occur on a regular basis?  During the due diligence presentations, has the third-party pricing vendor reported control deficiencies as it relates to their internal controls with respect to Level 2 securities?  If yes, please describe in detail those deficiencies.  In addition, please describe how those deficiencies impacted management’s assessment of the vendor’s internal controls over financial reporting.

Response:  Due diligence is performed on Pricing Vendors in multiple ways, by various parties and at differing frequencies.

PNC Funds’ pricing procedures dictate that the Co-Administrators of PNC Funds perform periodic reviews of Pricing Vendors, including, but not limited to, reviews on (i) prices received, (ii) pricing methodologies used, (iii) comparative pricing between Pricing Vendors, and (iv) back-testing.  Additionally, the Co-Administrator in its role as Fund Accounting Agent to PNC Funds performs separate operational due diligence with Pricing Vendors, including daily pricing reviews, SSAE 16 report reviews, periodic visits and weekly operational discussion meetings.

With respect to the leveling of securities, a particular security’s designation is determined by reference to the Pricing Vendors’ Hierarchy Matrix approved by the Adviser’s Pricing Committee (the “Committee”).  The Committee may approve deviations from the Pricing Vendors’ Hierarchy Matrix, including in instances when a security’s valuation has been determined by obtaining one or more broker quotes or when the security has been fair valued in accordance with procedures established by PNC Funds’ Board of Trustees (the “Board”) using other than observable inputs.

The Committee meets no less frequently than quarterly to perform a valuation review in conjunction with its oversight procedures as stipulated in the Committee’s charter.  This review includes an examination of the Primary Vendor’s assumptions utilized in determining the valuation of a sample of fixed income securities across security types.  In connection with this review, the Committee reviews observable market data and model inputs as provided by the Primary Vendor. The relevant investment management teams review the assumptions made by the Primary Vendor and evaluate those assumptions based on observed market information.

On-site due diligence visits to a Primary Vendor occur generally on a two to three year cycle with participation from a multi-disciplined team, which includes representatives from the Adviser, representatives from the Committee and PNC Funds’ Chief Compliance Officer.

The Board reviews fair value pricing methods to be used in determining the value of the investments of PNC Funds in the event that market quotations are not readily available or, if available, are unreliable.  The Board receives a valuation report from Fund management at each quarterly meeting of the Board and receives reports regarding, among other things, certain of the reviews conducted by the Co-Administrators described above.  Also, Pricing Vendors may make, from time to time, presentations to the Board upon the Board’s request.  Pricing Vendor presentations typically include a discussion about policies, procedures and controls as they relate to the valuation of securities generally.

No control deficiencies relating to PNC Funds’ third party pricing vendors’ internal controls with respect to Level 2 securities have been reported to PNC Funds by a third-party pricing vendor.

3.             Comment: If PNC Funds has policies and procedures to confirm the accuracy and reasonableness of information obtained from the third-party pricing vendor on a daily basis, please describe such policies and procedures.

Response:  On a daily basis as a standard procedure, the Co-Administrator, in its role as Fund Accounting Agent, and in conjunction with the Adviser, reviews security price deviations to pre-established thresholds, as well as the availability of other pricing information when evaluations from a Primary Vendor are unavailable or unreliable.   Significant deviations to thresholds that result from explainable occurrences are normally resolved by comparing the price received with an alternative pricing source.  Non-explainable occurrences and other valuation matters are escalated to the Adviser and the Committee for potential pricing challenges, alternate approved vendor price usage, fair valuation or other follow-up as outlined in the Committee procedures.

4.             Comment: Please describe any controls that are in place to ensure that a third-party pricing vendor is using models, assumptions, and inputs that would be utilized by a market participant in estimating or determining valuations, and that such models, assumptions, and inputs follow Generally Accepted Accounting Principles’ (“GAAP”) fair value measurement accounting requirements.

Response:  As described above under B.2, the Adviser, Co-Administrators, Committee and Board, each play a role in diligencing and/or reviewing a pricing vendor, including the methodologies used and whether they comply with GAAP.

5.             Comment: Please indicate whether the third-party pricing vendor provides PNC Funds with a list of observable market data or model inputs that the vendor uses to price each security that are sufficiently detailed so that management is able to asses compliance with Accounting Standards Codification Topic 820 or GAAP’s fair value measurement requirements.  If such data is provided, how does PNC Funds validate such information to confirm that the data is complete and accurate?

Response: Third-party pricing vendors do not provide PNC Funds with a description of the observable market data or model inputs that the vendor uses to price each security on a day-to-day basis.  Such information may be provided on an exception basis, including upon request or in connection with a pricing challenge.  Please see the response to B.2. above for more information, including certain processes undertaken to assess evaluations provided by pricing vendors.

6.             Comment:  Please indicate whether any documentation PNC Funds receives from the third-party pricing vendor contains any disclaimers about the information provided.  If the documents do contain disclaimers, please explain what procedures are performed by PNC Funds or management to confirm that the valuations are estimated or calculated in compliance with GAAP.

Response:  PNC Funds receives certain reference documents from the Primary Vendor, which include certain disclaimers.  Those disclaimers generally do not specifically relate to compliance with GAAP.  However, as noted above, the Adviser, Co-Administrators, and Committee all play a role in ensuring that portfolio securities are fair valued in accordance with GAAP.

7.             Comment: Please indicate whether PNC Funds utilizes a price challenge process with respect to the third-party pricing vendor’s valuations and describe the frequency with which prices are challenged for any Level 2 securities.  Please describe in detail the results of any price challenges and the effect such challenges have had on pricing.  In addition, if prices have changed as the result of such challenges, please describe how frequently they have changed.  Please describe the impact of any price changes resulting from such challenges on management’s assessments of the internal controls of the third-party pricing vendor.

Response:   PNC Funds’ pricing challenge procedures are set forth in the Committee procedures.  The process begins with the investment management team outlining the reason for the challenge and providing any relevant details to support the challenge.  A representative of the Adviser’s Fund Administration team, who is also a member of the Committee, forwards the challenge request either directly to the Primary Vendor or to the Co-Administrator to submit the pricing challenge to such Primary Vendor.

PNC Funds issued twelve Level 2 security pricing challenges in the calendar year 2011 with two of those pricing challenges resulting in an evaluation change by the Primary Vendor.  The two evaluation changes by the Primary Vendor were evaluations upward.  Frequent pricing challenges that lead to evaluation changes would be a factor considered by PNC Funds’ management and the Committee in determining the scope and frequency of the due diligence process related to a Pricing Vendor.  Management believes the current frequency and results of pricing challenges related to the Primary Vendor do not rise to a level that would necessitate a change in the due diligence process at this time, nor do they impact the assessment of the Primary Vendor’s internal controls by PNC Funds’ management.

Please do not hesitate to call me at 202-508-4858 or Jeremy Smith at 202-508-4632 if you have any questions or require additional information.

Regards,

/s/ Marian G. Fowler
Marian G. Fowler